77Q2


During the funds fiscal year, Linwood E. Bradford, Jr. became a reporting person of the fund within the meaning of Item 405 of Regulation S-K. However, a report on Form 3 disclosing Mr. Bradfords status as a reporting person was not filed until September 20, 2007 and was therefore untimely.